SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

Airgas, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009363102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 009363102		Page 1 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,689,762
	6)	Shared Voting Power 1,480
	7)	Sole Dispositive Power 28,460
	8)	Shared Dispositive Power 9,123
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,691,242
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 8.96
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 009363102		Page 2 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,689,762
	6)	Shared Voting Power 1,480
	7)	Sole Dispositive Power 28,460
	8)	Shared Dispositive Power 9,123
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,691,242
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 8.96
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 009363102		Page 3 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,689,762
	6)	Shared Voting Power 1,480
	7)	Sole Dispositive Power 28,460
	8)	Shared Dispositive Power 9,123
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,691,242
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 8.96
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 009363102		Page 4 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 1,215
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,215
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) less than 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 009363102		Page 5 of 9 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 84
	7)	Sole Dispositive Power 37
	8)	Shared Dispositive Power 47
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 84
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) less than 0.01
12)	Type of Reporting Person (See Instructions) BD

Page 6 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

Airgas, Inc.

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

259 North Radnor-Chester Road, Suite 100

Radnor, Pennsylvania 19087-5283

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National

Association; PNC Capital Advisors, LLC; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Investments LLC - Two PNC Plaza, 620 Liberty Avenue, Pittsburgh, PA 15222-2719

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) - CUSIP NUMBER:

009363102

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 7 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2014:

(a)	Amount Beneficially Owned:	6,691,242

(b)	Percent of Class:	8.96

(c)	Number of shares to which such person has:
	(i) sole power to vote or to direct the vote	6,689,762
	(ii) shared power to vote or to direct the vote	1,480
	(iii) sole power to dispose or to direct the disposition of	28,460
	(iv) shared power to dispose or to direct the disposition of	9,123

Of the total shares of common stock reported herein, 6,689,943 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients. PNC Bank, National Association (“PNC Bank”) is the custodian on a particular custody account holding at year end 6,648,912 of the shares of the common stock reported herein (8.90% of the class). The account is governed by and subject to that certain Custody Agreement dated as of August 14, 2014 by and between PNC Bank, Peter McCausland and Bonnie F. McCausland.

Of the total shares of common stock reported herein, 1,215 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity for clients.

Of the total shares of common stock reported herein, 84 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Investments LLC - BD (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 8 of 9 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015	February 12, 2015
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Mark G. McGlone
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Capital Advisors, LLC

Gregory H. Kozich, Senior Vice President & Controller	Mark G. McGlone, President
Name & Title	Name & Title

February 12, 2015	February 12, 2015
Date	Date

By: /s/ Nicholas M. Marsini, Jr.	By: /s/ Richard R. Guerrini
Signature - PNC Bancorp, Inc.	Signature - PNC Investments LLC

Nicholas M. Marsini, Jr., Chariman	Richard R. Guerrini, President & CEO
Name & Title	Name & Title

February 12, 2015
Date

By: /s/ Gregory H. Kozich
Signature - PNC Bank, National Association

Gregory H. Kozich, Executive Vice President & Controller
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 12, 2015

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”), with respect to shares of common stock issued by Airgas, Inc.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Nicholas M. Marsini, Jr.
Nicholas M. Marsini, Jr., Chairman

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC CAPITAL ADVISORS, LLC

BY:	/s/ Mark G. McGlone
Mark G. McGlone, President

PNC INVESTMENTS LLC

BY:	/s/ Richard R. Guerrini
Richard R. Guerrini, President & CEO